UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Record Software and Services Revenue for Q1 Fiscal 2017
2	BlackBerry Supplemental Financial Information

Document 1

June 23, 2016
FOR IMMEDIATE RELEASE

BlackBerry Reports Record Software and Services Revenue for Q1 Fiscal 2017
Company delivers positive non-GAAP operating income and breakeven non-GAAP EPS
Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today reported financial results for the three months ended May 31, 2016 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q1 Highlights

•
Company begins reporting multiple business segments: Software and Services, Service Access Fees (SAF) and Mobility Solutions. Mobility Solutions includes BlackBerry smartphones and device software licensing

•	Non-GAAP total revenue of $424 million

•	Non-GAAP software and services revenue of $166 million

•	Non-GAAP gross margin of 53%

•	Tenth consecutive quarter of positive adjusted EBITDA

•	Cash and investments balance of $2.5 billion at the end of the first fiscal quarter

•	Unveiled BlackBerry Radar, a new end-to-end asset tracking system based on the company’s IoT platform, for trucking companies and private fleet operators

•	BlackBerry named a “Leader” in the Forrester Wave for enterprise file sync and share for hybrid solutions

•	After the quarter, BlackBerry named a “Leader” in the Gartner Magic Quadrant for Enterprise Mobility Management Suites

•	New Enterprise Partner Program launched globally to stimulate growth and drive profit for partners

•	Pentagon Force Protection Agency chooses AtHoc to protect Department of Defense leadership, staff, and visitors in times of crisis

Q1 Results
Non-GAAP revenue for the first quarter of fiscal 2017 was $424 million with GAAP revenue of $400 million. The non-GAAP revenue breakdown for the quarter was approximately 39% for software and services, 25% for service access fees (SAF), and 36% for mobility solutions.
BlackBerry had approximately 3,300 enterprise customer wins in the quarter. Approximately 74% of the first quarter software revenue was recurring.
Non- GAAP operating income was $14 million, and non-GAAP net income was $0.00 per share for the first quarter. GAAP net loss for the quarter was $670 million, or $(1.28) per basic share. Basic GAAP net loss reflects a non-cash, long lived asset impairment charge of $501 million, a $57 million goodwill impairment charge, inventory write-down of $41 million, $28 million in amortization of acquired intangibles, stock compensation expense of $12 million, purchase accounting deferred revenue write-down of $24 million, $23 million in restructuring charges, $7 million related to acquisition costs, and a non-cash credit of $24 million for our convertible debt. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.
Total cash, cash equivalents, short-term and long-term investments was $2.5 billion as of May 31, 2016. This reflects a use of free cash of $65 million, which includes negative $61 million of cash flow from operations. Cash flow from operations before working capital adjustments was negatively impacted by the inventory impairment and excluding the charges, would have been positive. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $1.3 billion. Purchase orders with contract manufacturers totaled approximately $150 million at the end of the first quarter, compared to $162 million at the end of the fourth quarter and down from $238 million in the year ago quarter.

“BlackBerry is differentiated by cross-platform market leadership in software, an end-to-end secure mobility platform and a strong financial foundation. Our Q1 results highlight these attributes.  Excluding IP licensing, we have more than doubled our software revenue on a year-over-year basis for the second consecutive quarter, driven by our EMM, secure messaging and QNX embedded software businesses. In our Mobility Solutions business, our objective is to achieve operating profitability in the short term,” said John Chen, Executive Chairman and CEO, BlackBerry.
“Our current plan calls for continued investments to expand our addressable markets and drive sustainable profitability and revenue growth. For the full fiscal year, we are on track to deliver 30 percent revenue growth in software and services.  Based on a more efficient operating model, we expect a non-GAAP EPS loss of around 15 cents, compared to the current consensus of a 33 cent loss. We also expect to generate positive free cash flow for the full year.”
Outlook
The Company anticipates maintaining a strong cash position and further reallocating additional resources to go-to-market and product development areas as it continues to execute on its strategy of positive adjusted EBITDA for the full 2017 fiscal year.

(United States dollars, in millions except per share data)
Reconciliation of the Company’s segment results to the consolidated results:

	For the Three Months Ended May 31, 2016 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments	Consolidated U.S. GAAP
Revenue	$166	$152	$106	$424	$—	$424	($24)	$400
Cost of goods sold	32	140	26	198	—	198	48	246
Gross margin	134	12	80	226	—	226	(72)	154
Operating expenses	97	33	2	132	80	212	597	809
Operating income (loss)	$37	$(21)	$78	$94	$(80)	$14	$(669)	$(655)

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:
(United States dollars, in millions except per share data)

Q1 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended May 31, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)(1)	Gross margin % (before taxes)(1)	Loss before income taxes	Net Loss	Basic loss per share
As reported		$400	154	38.5%	$(670)	$(670)	$(1.28)
LLA Impairment Charge (2)	Impairment of long-lived assets	—	—	—%	501	501
Goodwill Impairment Charge (3)	Impairment of goodwill	—	—	—%	57	57
Inventory write-down(4)	Cost of sales	—	41	10.3%	41	41
Debentures fair value adjustment (5)	Debentures fair value adjustment	—	—	—%	(24)	(24)
RAP charges (6)	Cost of sales	—	7	1.7%	7	7
RAP charges (6)	Research and development	—	—	—%	2	2
RAP charges (6)	Selling, marketing and administration	—	—	—%	16	16
CORE program recovery(7)	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired(8)	Revenue	24	24	2.8%	24	24
Stock compensation expense(9)	Research and development	—	—	—%	4	4
Stock compensation expense(9)	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization(10)	Amortization	—	—	—%	28	28
Business acquisition and integration costs(11)	Selling, marketing and administration	—	—	—%	7	7
Adjusted		$424	226	53.3%	$(1)	$(1)	$0.00
Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the first quarter of fiscal 2017, the Company reported GAAP gross margin of $154 million or 38.5% of revenue. Excluding the impact of the inventory write-down and resource alignment program (“RAP”) charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $226 million, or 53.3% of revenue.

(2)
During the first quarter of fiscal 2017, the Company recorded long-lived asset impairment charge of $501 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)	During the first quarter of fiscal 2017, the Company recorded goodwill impairment charge of $57 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(4)	During the first quarter of fiscal 2017, the Company recorded inventory write-down charges of $41 million, which were included in cost of sales.

(5)
During the first quarter of fiscal 2017, the Company recorded the Q1 Fiscal 2017 Debentures Fair Value Adjustment of $24 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(6)
During the first quarter of fiscal 2017, the Company incurred charges related to the RAP of approximately $25 million, of which $7 million were included in cost of sales, $2 million were included in research and development and $16 million were included in selling, marketing and administration expense.

(7)	During the first quarter of fiscal 2017, the Company incurred recoveries related to the CORE program of $2 million, which were included in selling, marketing, and administration expenses.

(8)
During the first quarter of fiscal 2017, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $24 million, which were included in revenue.

(9)
During the first quarter of fiscal 2017, the Company recorded stock compensation expense of $12 million, of which $4 million were included in research and development, and $8 million were included in selling, marketing and administration expenses.

(10)	During the first quarter of fiscal 2017, the Company recorded amortization of intangible assets acquired through business combinations of $28 million, which were included in amortization expense.

(11)
During the first quarter of fiscal 2017, the Company recorded business acquisition and integration costs incurred through business combinations of $7 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	May 31, 2016		February 29, 2016		November 28, 2015		August 29, 2015		May 30, 2015
North America	$195	48.8%	$216	46.5%	$275	50.2%	$176	36.0%	$285	43.3%
Europe, Middle East and Africa	155	38.7%	175	37.7%	194	35.4%	202	41.2%	245	37.2%
Latin America	10	2.5%	18	3.9%	24	4.4%	33	6.7%	42	6.4%
Asia Pacific	40	10.0%	55	11.9%	55	10.0%	79	16.1%	86	13.1%
Total	$400	100.0%	$464	100.0%	$548	100.0%	$490	100.0%	$658	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.
A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID # 15218824 or by clicking the link above.
About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

###
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding its cash flow and adjusted EBITDA; BlackBerry’s plans, strategies and objectives; BlackBerry’s expectations regarding anticipated demand for and the timing of product and service offerings, including BES12, the Good Secure EMM Suites, BlackBerry smartphones and the BlackBerry IoT Platform; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies, its expectations regarding the growth of and recurring nature of certain of its software and services revenue, and the ability of such revenue to offset the decline in service access fees revenue; BlackBerry’s objectives regarding profitability in its mobility solutions business in the third quarter of fiscal 2017; BlackBerry’s anticipated level of decline in service revenue for the next quarter; BlackBerry’s expectations for gross margin for the next quarter; BlackBerry’s expectations for earnings per share for fiscal 2017; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and BlackBerry’s estimates of purchase obligations and other contractual commitments.
The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are relevant. Many factors could cause BlackBerry’s actual results or performance to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers, or transition them to the Company’s latest enterprise software platforms and deploy smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, or to offset the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services, in a timely manner, at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends; BlackBerry’s ability to successfully market and distribute new devices, including the PRIV; intense competition; the occurrence or perception of a breach of BlackBerry’s security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s dependence on its relationships with network carriers and distributors; risks related to acquisitions and other business initiatives; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively or impact its ability to earn revenues it expects from intellectual property rights; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s reliance on third parties to manufacture and repair its products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to address inventory and asset risk and the potential for charges related to its inventory and long-lived assets; BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s significant indebtedness; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption technology; risks related to the use and disclosure of user and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks related to potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; BlackBerry’s ability to supplement and manage its catalogue of third-party applications; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices or to comply with applicable laws; risks related to health and safety and hazardous materials usage regulations and network certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax liabilities; risks related to the volatility of the market price of BlackBerry’s common shares; risks related to economic and geopolitical conditions; market and credit risk related to BlackBerry’s cash and investments; and risks relating to the fluctuation of BlackBerry’s quarterly revenue and operating results. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). Readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 31, 2016	February 29, 2016	May 30, 2015
Revenue	$400	$464	$658
Cost of sales	246	254	348
Gross margin	154	210	310
Gross margin %	38.5%	45.3%	47.1%
Operating expenses
Research and development	89	108	139
Selling, marketing and administration	129	179	173
Amortization	54	77	65
Impairment of goodwill	57	—	—
Impairment of long-lived assets	501	—	—
Abandonment of long-lived assets	3	127	1
Debentures fair value adjustment	(24)	(40)	(157)
	809	451	221
Operating income (loss)	(655)	(241)	89
Investment loss, net	(15)	(15)	(16)
Income (loss) before income taxes	(670)	(256)	73
Provision for (recovery of) income taxes	—	(18)	5
Net income (loss)	$(670)	$(238)	$68
Earnings (loss) per share
Basic	$(1.28)	$(0.45)	$0.13
Diluted	$(1.28)	$(0.45)	$(0.10)

Weighted-average number of common shares outstanding (000’s)
Basic	521,905	524,627	529,235
Diluted	521,905	524,627	670,539
Total common shares outstanding (000’s)	522,517	521,172	529,485

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	May 31, 2016	February 29, 2016
Assets
Current
Cash and cash equivalents	$1,225	$957
Short-term investments	1,008	1,420
Accounts receivable, net	265	338
Other receivables	55	51
Inventories	127	143
Income taxes receivable	25	—
Other current assets	94	102
	2,799	3,011
Long-term investments	246	197
Restricted cash	53	50
Property, plant and equipment, net	391	412
Goodwill	562	618
Intangible assets, net	674	1,213
Deferred income tax asset	—	33
	$4,725	$5,534
Liabilities
Current
Accounts payable	$278	$270
Accrued liabilities	305	368
Income taxes payable	—	9
Deferred revenue	326	392
	909	1,039
Long term debt	1,253	1,277
Deferred income tax liability	9	10
	2,171	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital	2,463	2,448
Retained earnings	98	768
Accumulated other comprehensive loss	(7)	(8)
	2,554	3,208
	$4,725	$5,534

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 31, 2016	May 30, 2015
Cash flows from operating activities
Net income (loss)	$(670)	$68
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	72	164
Deferred income taxes	32	2
Stock-based compensation	12	14
Loss on disposal of property, plant and equipment	1	12
Debentures fair value adjustment	(24)	(157)
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Other-than-temporary impairment on cost-based investments	7	—
Other	3	16
Net changes in working capital items:
Accounts receivable, net	73	35
Other receivables	(4)	4
Inventories	16	(11)
Income tax receivable, net	(25)	153
Other current assets	8	124
Accounts payable	8	(86)
Accrued liabilities	(53)	(191)
Income taxes payable	(9)	—
Deferred revenue	(66)	(13)
Net cash provided by (used in) operating activities	(61)	134
Cash flows from investing activities
Acquisition of long-term investments	(163)	(77)
Proceeds on sale or maturity of long-term investments	32	1
Acquisition of property, plant and equipment	(4)	(11)
Acquisition of intangible assets	(9)	(11)
Business acquisitions, net of cash acquired	—	(53)
Acquisition of short-term investments	(389)	(574)
Proceeds on sale or maturity of short-term investments	875	532
Net cash provided by (used in) investing activities	342	(193)
Cash flows from financing activities
Issuance of common shares	3	1
Payment of contingent consideration from business acquisitions	(15)	—
Effect of foreign exchange gain on restricted cash	(3)	(1)
Transfer to restricted cash	—	1
Net cash provided by (used in) financing activities	(15)	1
Effect of foreign exchange gain (loss) on cash and cash equivalents	2	(10)
Net increase (decrease) in cash and cash equivalents during the period	268	(68)
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$1,225	$1,165

As at	May 31, 2016	February 29, 2016
Cash and cash equivalents	$1,225	$957
Short-term investments	1,008	1,420
Long-term investments	246	197
Restricted cash	53	50
	$2,532	$2,624

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17

Software & Services	$137	$73	$155	$131	$496	$142
Mobility Solutions	269	206	220	190	885	152
Service Access Fees	252	211	173	143	779	106
Revenue	658	490	548	464	2,160	400
Cost of sales
Cost of sales	327	301	303	251	1,182	200
Inventory write-down	21	4	9	3	36	46
Total cost of sales	348	305	312	254	1,219	246
Gross margin	310	185	236	210	941	154
Operating expenses
Research and development	139	122	100	108	469	89
Selling, marketing and administration	173	186	175	179	712	129
Amortization	65	67	68	77	277	54
Impairment of goodwill	—	—	—	—	—	57
Impairment of long-lived assets	—	—	—	—	—	501
Abandonment of long-lived assets	1	5	2	127	136	3
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)
Total operating expenses	221	152	340	451	1,164	809
Operating income (loss)	89	33	(104)	(241)	(223)	(655)
Investment loss, net	(16)	(12)	(16)	(15)	(59)	(15)
Income (loss) before income taxes	73	21	(120)	(256)	(282)	(670)
Provision for (recovery of) income taxes	5	(30)	(31)	(18)	(74)	—
Net income (loss)	$68	$51	$(89)	$(238)	$(208)	$(670)
Earnings (loss) per share
Basic earnings (loss) per share	$0.13	$0.10	$(0.17)	$(0.45)	$(0.40)	$(1.28)
Diluted earnings (loss) per share	$(0.10)	$(0.24)	$(0.17)	$(0.45)	$(0.86)	$(1.28)
Weighted-average number of common shares outstanding (000’s)
Basic	529,235	526,314	525,103	524,627	526,303	521,905
Diluted	670,539	667,321	525,103	524,627	651,303	521,905

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
LLA impairment charge	$—	$—	$—	$—	$—	$501
Goodwill impairment charge	—	—	—	—	—	57
Inventory write-down	—	—	—	—	—	41
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)
RAP charges	52	79	33	180	344	25
CORE program charges (recoveries)	9	6	(6)	2	11	(2)
Software deferred revenue acquired	—	1	9	23	33	24
Stock compensation expense	14	14	14	17	60	12
Acquired intangibles amortization	9	11	18	28	66	28
Business acquisition and integration costs	1	—	11	10	22	7
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	$(72)	$(117)	$74	$220	$106	$669

Non-GAAP Gross Profit	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
GAAP revenue	$658	$490	$548	$464	$2,160	$400
Software deferred revenue acquired	—	1	9	23	33	24
Non-GAAP revenue	658	491	557	487	2,193	424
Total cost of sales	(348)	(305)	(312)	(254)	(1,219)	(246)
Non-GAAP adjustments to cost of sales	21	15	5	4	45	48
Non-GAAP Gross Profit	$331	$201	$250	$237	$1,019	$226

Adjusted EBITDA	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
GAAP operating income (loss)	$89	$33	$(104)	$(241)	$(223)	$(655)
Non-GAAP adjustments to operating income (loss)	(72)	(117)	74	220	106	669
Non-GAAP operating income (loss)	17	(84)	(30)	(21)	(117)	14
Amortization	164	163	162	127	616	72
Acquired intangibles amortization	(9)	(11)	(18)	(28)	(66)	(28)
Adjusted EBITDA	$172	$68	$114	$78	$433	$58

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
GAAP Net Income (Loss)	$68	$51	$(89)	$(238)	$(208)	$(670)
Total Non-GAAP adjustments (three months ended, after-tax)	(72)	(117)	74	220	106	669
Non-GAAP Net Loss	$(4)	$(66)	$(15)	$(18)	$(102)	$(1)

Non-GAAP Loss per Share	$(0.01)	$(0.13)	$(0.03)	$(0.03)	$(0.19)	$0.00

Shares outstanding for Non-GAAP Loss per share reconciliation	529,235	526,314	525,103	524,627	526,303	521,905

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge (Recovery) Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
Research and development	2	—	—	—	2	—
Selling, marketing and administration	7	6	(6)	2	9	(2)
Total CORE Charges	$9	$6	$(6)	$2	$11	$(2)
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
Cost of sales	$21	$14	$5	$4	$44	$7
Research and development	13	14	2	18	47	2
Selling, marketing and administration	18	51	26	158	253	16
Total RAP Charges	$52	$79	$33	$180	$344	$25
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17
In cost of sales
Property, plant and equipment	$16	$10	$13	12	$51	$12
Intangible assets	83	86	81	38	288	6
Total in cost of sales	99	96	94	50	339	18

In operating expenses amortization
Property, plant and equipment	20	22	16	15	73	12
Intangible assets	45	45	52	62	204	42
Total in operating expenses amortization	65	67	68	77	277	54

Total amortization
Property, plant and equipment	36	32	29	27	124	24
Intangible assets	128	131	133	100	492	48
Total amortization	$164	$163	$162	$127	$616	$72

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 23, 2016	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer